UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. One)*


                              Avid Technology, Inc.
--------------------------------------------------------------------------------
                                     (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                              (Title of Class of Securities)

                                    05367P100
--------------------------------------------------------------------------------
                                      (CUSIP Number)

                                 April 30, 2005
--------------------------------------------------------------------------------
                  (Date of Event which Required Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)
|X|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bluewater Investment Management Inc.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                               (b) [X]

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Toronto, Ontario, Canada

                           5      SOLE VOTING POWER
                                  2,115,592
   NUMBER OF SHARES
BENEFICIALLY OWNED BY      6      SHARED VOTING POWER
EACH REPORTING PERSON             Nil
         WITH
                           7      SOLE DISPOSITIVE POWER
                                  2,115,592

                           8      SHARED DISPOSITIVE POWER
                                  Nil

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,115,592

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            |_|

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.02%

    12      TYPE OF REPORTING PERSON
            CO

Item 1.    (a).   Name of Issuer: Avid Technology, Inc.

           (b).   Address of Issuer's Principal Executive Offices:

                  Avid Technology Park
                  One Park West
                  Tewksbury, MA  01876
                  U.S.A.

Item 2.    (a).    Name of Person Filing:

                   Bluewater Investment Management Inc.

           (b). Address of Principal Business Office or, if none, Residence:

                Suite 1502, Box 63
                150 King Street West
                Toronto, Ontario
                Canada
                M5H 1J9

           (c). Citizenship or Place of Organization:

                Organized in Toronto, Ontario, Canada

           (d). Title of Class of Securities: Common Stock

           (e). CUSIP Number: 05367P100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d02(b) or (c), check whether the person filing is a:

               (a)[ ]    Broker or Dealer registered under Section 15 of the Act

               (b)[ ]    Bank  as  defined  in  section  3(a)(6)  of the Act

               (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act

               (d)[ ] Investment Company registered under section 8 of the Investment Company Act

               (e)[X]    An  investment   adviser  in  accordance  with  Rule 13
                         13d-1(b)(1)(ii)(E)

               (f)[ ]    An  employee   benefit  plan  or   endowment   fund  in
                         accordance with Rule 13d-1(b)(1)(ii)(F)

               (g)[ ]    A  parent   holding   company  or  control   person  in
                         accordance with Rule 13d-1(b)(1)(ii)(G)

               (h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

               (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

               (j)[ ]    Group,  in  accordance  with  Rule 13d-1(b)(1)(ii)(J)

       If this statement if filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.            Ownership.

           (a).   Amount  beneficially  owned:

                  2,115,592

           (b).   Percent of class:

                  5.02%

           (c).   Number of shares as to which the person has:

           (i)  Sole power to vote or to direct the vote:              2,115,592

           (ii) Shared power to vote or to direct the vote:            Nil

           (iii)Sole power to dispose or to direct the disposition of: 2,115,592

           (iv) Shared power to dispose or to direct the disposition of: Nil



Item 5.           Ownership  of Five  Percent  or Less of a  Class

                  N/A

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

                  N/A

Item 7. Identification and Classification of Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  N/A

Item 8.           Identification and Classification of Members of the Group.

                  N/A

Item 9.           Notice of Dissolution of Group.

                  N/A

Item 10. Certification:


          (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):


                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          (b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           May 4, 2006

Signature:      /s/ Dina DeGeer
               -----------------------------------
Name/Title:    Dina DeGeer